EXHIBIT 20.1


DATE:    April 26, 2001

CONTACT: John Hupp, Director
         (952) 820-0022

SYMBOL:  DEVT.OB

RE:      Developed Technology Resource, Inc.



                              FOR IMMEDIATE RELEASE
                              ---------------------


         MINNEAPOLIS, MINNESOTA - Developed Technology Resource, Inc. (the "Company") announced today that it is declaring a stock dividend to its shareholders of record as of 4:30 p.m. central daylight savings time, on May 7, 2001. The dividend will consist of one share of the common stock of its wholly owned subsidiary, DTR-Med Pharma Corp., for each share of the Company held of record at the record date. The payment date for the dividend is set at May 15, 2001.

         DTR-Med Pharma Corp. holds an indirect royalty interest in medical technology which is designed to permit the measurement, through a pressure sensitive system, of the elasticity and hardness of soft tissue. Through digitization, a clinician using this system is able to generate an image showing the size and location of nodules in human tissue, as an aid to cancer detection. DTR-Med Pharma Corp.'s royalty interest has been determined to have a fair market value of approximately $107,000.

         It was also announced that the Company and DTR-Med Pharma Corp. entered into a


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Stock Exchange Agreement with the shareholders of Pro-Pharmaceuticals, Inc., based in Newton, Massachusetts, whereby DTR-Med Pharma Corp. will issue 12,354,670 shares of its common stock in exchange for all of the outstanding shares of common stock of Pro-Pharmaceuticals, Inc. Pro-Pharmaceuticals, Inc. is in the process of developing what is believed to be an improved drug delivery system that reduces toxicity and increases the effectiveness of drugs currently in use for treatment of various diseases including cancer.

         The closing of the transaction with the shareholders of Pro-Pharmaceuticals, Inc. is expected to occur in mid-May 2001. Following the closing, DTR-Med Pharma Corp. will have approximately 13,576,560 shares of common stock outstanding, approximately 1,221,890 of which will be held by the Company's shareholders as a result of the stock dividend. In addition, following the closing, it is anticipated that from approximately 1,150,000 to 3,500,000 additional shares of DTR-Med Pharma Corp. will be issued in connection with the incurrence of approximately $1,200,000 in debt, and the conversion of that debt into DTR-Med Pharma Corp. common stock.

         The common stock of the Company is traded on the NASDAQ Bulletin Board under the symbol DEVT.OB. DTR-Med Pharma Corp.'s common stock is restricted by its Articles of Incorporation, which provide that its outstanding stock may not be sold, transferred or assigned without written approval of DTR Med-Pharma Corp. until the earlier of May 1, 2003 or the 90th day following the date its common stock is registered under the Securities Exchange Act of 1934. DTR-Med Pharma, to be renamed "Pro-Pharmaceuticals, Inc.," expects to register its common stock under the Securities Exchange Act of 1934. It is contemplated that such


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registration will occur in mid-Summer 2001.

         This release contains forward looking information, including statements regarding a general description of certain technology, the closing of a transaction by the Company with the shareholders of Pro-Pharmaceuticals, Inc., and the registration of the common stock of DTR-Med Pharma Corp. under the Securities Exchange Act of 1934. These forward looking statements are based on the Company's current expectations, and there is no assurance that the results contained in these statements will occur, of that the technology discussed will have any future value.

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